

Mail Stop 4628

September 21, 2017

Jean-Georges Malcor
Chief Executive Officer
CGG
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris
France

> **Re:** **CGG**
> **Application for Qualification of Indenture on Form T-3**
> **Filed August 30, 2017**
> **File No. 022-29048**
> **Application for Qualification of Indenture on Form T-3**
> **Filed August 30, 2017**
> **File No. 022-29049**

Dear Mr. Malcor:

We have limited our review of your application to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your applications and providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your applications and the information you provide in response to these comments, we may have additional comments.

Application for Qualification of Indenture on Form T-3 (File No. 022-29048)

1.   Please revise the disclosure under "Securities Act exemption applicable" at page 3 to quantify the issue amount of the First Lien Secured Notes due 2023. Also revise to specify the amounts for each of the listed items to make clear how you arrived at the principal issue amount. In the alternative, please explain to us why you cannot provide this information.

2.   With the amended application, please provide an attested signature for each of CGG S.A., CGG Holding B.V., and CGG Marine B.V., as required by Form T-3.

Application for Qualification of Indenture on Form T-3 (File No. 022-29049)

3.   Please provide an attested signature for each of CGG S.A., CGG Holding B.V., and CGG Marine B.V.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Section 307(c) regarding requests for qualification. We will consider a written request for qualification of the effective date of the Forms T-3 as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Trust Indenture Act of 1939, the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities. Please allow adequate time for us to review any amendments prior to the requested effective date of the Forms T-3.

        You may contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                                    Sincerely,

                                    /s/H. Roger Schwall

                                    H. Roger Schwall
                                    Assistant Director
                                    Office of Natural Resources